UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

 EXPLANATORY NOTE

This Form 6-K/A is being furnished by Bancolombia S.A. (“Bancolombia”) solely to amend its current report on Form 6-K, originally furnished on December 27, 2011, as follows:

•	Management’s Discussion and Analysis furnished as Exhibit 99.1:

The second paragraph of Note (9)—b) Legal Processes—Subsidiaries—Banco Agricola S.A. by deleting it in its entirety and replacing it with the following disclosure to reflect a notice received by Banco Agricola on October 20, 2011:

“On December 8, 2009, notice was given to Banco Agricola of a lawsuit against it seeking summary indemnity proceedings before the Second Civil Court of San Salvador for compensatory damages and damages for pain and suffering in an amount of USD 284,470 and USD 5,000, respectively. This suit is similar to the above mentioned claim for damages filed against Banco Agricola. On December 11, 2009, Banco Agricola contested the claims set forth therein. On October 20, 2011, notice was given to Banco Agricola of an amended claim for compensatory damages and damages for pain and suffering in an amount of USD 361,470 and USD 5,000, respectively.  However, according to an opinion given by Banco Agricola’s legal counsel, dated January 12, 2012, Banco Agricola has sufficient grounds on which to successfully defend itself against the corresponding claims, and the possibility of losing this case is considered remote.”

•	Unaudited Condensed Consolidated Financial Statements with Related Notes for the period ended June 30, 2011 furnished as Exhibit 99.2:

The fifth paragraph under “(13) Differences between Colombian Accounting Principles for Banks and U.S. GAAP—Summary of significant differences and required U.S. GAAP disclosures—a) Deferred income taxes” is hereby amended by deleting the paragraph in its entirety and replacing it with the following disclosure to correct an error in calculating the effective tax rate for June 30, 2011, which was originally reported as 50.60%.

“The statutory income tax rate was 33.0% for the six-month period ended June 30, 2011 and 2010 which differs from the 57.64% and 21.93% effective tax rates, respectively. The variation of the effective tax rate in June 2011 and 2010 was mainly due to the effect of the equity tax described in section (v), which is not deductable for income tax purposes.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: January 13, 2012	By:	/s/ MAURICIO ROSILLO ROJAS. Name: Mauricio Rosillo Rojas. Title: Legal VP and General Counsel